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                                                                   EXHIBIT 20.1
Guidant: Press Release Archive: october 6, 1997


        GUIDANT AND ENDOVASCULAR TECHNOLOGIES, INC. ANNOUNCE ACQUISITION


Indianapolis, IN and Menlo Park, CA -- October 6, 1997 -- Guidant Corporation (NYSE and PCX: GDT), a world leader in the treatment of cardiovascular disease through innovative medical devices, and EndoVascular Technologies, Inc. (EVT) (NASDAQ: EVTI), a pioneer in the development of methods and devices for minimally invasive repair of abdominal aortic aneurysms (AAAs), today announced that a definitive agreement has been signed for Guidant to acquire EVT.

"The acquisition of EVT, its exciting products, and its intellectual property portfolio provide the strategic path for entry into an important new therapeutic opportunity," explained James M. Cornelius, chairman of the board of directors of Guidant. "The transaction will be a tax-free, stock-for-stock exchange valued at approximately $170 million, and will be accounted for as a pooling of interest transaction."

Pursuant to the terms of the agreement, each outstanding share of EVT common stock will be exchanged for shares of Guidant common stock valued at $20 per EVT share, subject to possible adjustment pursuant to a collar arrangement. The transaction is also subject to certain conditions, including approval by the EVT shareholders and Hart-Scott-Rodino anti-trust clearance.

EVT has developed a catheter-based delivery system to implant a specialized sutureless prosthesis to repair life-threatening AAAs without major surgery. EVT's Ancure(tm) product family, currently undergoing clinical trials in the United States, has already been used in more than 600 patients worldwide and has the longest follow-up data available of any endovascular AAA company. Data collected to date indicate patients implanted with the devices show lower mortality and fewer complications than conventional surgery patients. With this endovascular approach, a patient's length of hospital stay is reduced to two to three days versus eight to ten days with major surgery.

AAA is the 13th leading cause of death in the United States, claiming over 15,000 lives annually. Endovascular treatment of AAA represents a significant clinical advance over the traditional surgical procedure. In the United States alone, more than 190,000 abdominal aortic aneurysms are diagnosed each year and 45,000 patients undergo surgery. Given the high mortality and morbidity associated with conventional surgery, clinicians often choose to wait to treat an aneurysm until the risk of rupture is more significant.

Ronald W. Dollens, Guidant president and CEO, commented, "The technology and proven management capabilities of the EVT team are real assets to the Guidant organization. We view this opportunity to create a novel therapeutic approach in treating AAAs as very similar to our experience in the development of the implantable defibrillator and angioplasty markets with Guidant's proprietary technology. We are pleased with the clinical progress EVT has made to date to obtain FDA approval of their product line."

"We believe EVT's leadership position in this emerging market complements Guidant's proven reputation in the development and commercialization of innovative cardiovascular technologies around the globe," said W. James Fitzsimmons, president and CEO of EVT. "This partnership provides critical mass and enhances our ability to develop this important, innovative therapeutic solution for AAA patients."

EVT will become part of Guidant's Minimally Invasive Systems (MIS) Group, which is being focused toward cardiovascular and vascular surgery. "The addition of EVT will enhance Guidant's ability to build a business with a key emerging customer, the vascular surgeon," commented Jay Watkins, president of the Guidant MIS Group.

"This transaction is expected to close in the first quarter of 1998 and will include one-time acquisition-related and transition costs. The acquisition will be slightly dilutive in 1998," noted Keith E. Brauer, Guidant CFO.

A leader in the medical device industry, Guidant provides innovative, cost-effective products and services to the global cardiology and minimally invasive surgery marketplaces. EVT, a pioneer in the development of minimally invasive repair of AAAs, designs, develops and manufactures minimally invasive endovascular systems to repair diseased or damaged vascular structures.

For more information about Guidant's products and services, visit the company's Web site at http://www.guidant.com.